

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-mail
Richard Baumann
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022

> **Re:** **Power REIT**
> **DEFA14A filed May 14, 2012**
> **File No. 0-54560**

Dear Mr. Baumann:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your filing.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

DEFA14A filed May 14, 2012

1. As we discussed before your filing, we believe it is misleading in a proxy contest to make accusations about one side attempting to "take control" of a company without paying for its shares. Shareholders will retain their ownership interest in Power REIT regardless of which nominees are elected to the Board. Please revise or advise.

2. All statement of opinion or belief appearing in soliciting materials must be characterized as such and must be supported by a reasonable basis in fact. References to Mr. Dorsey's "selfish agenda" and the "untrue and defamatory statements" which you allege appear in his proxy statement are a few examples of opinion or beliefs that are presented as fact. In addition, many of the headers contain opinions presented as fact. For example, we refer to the following: "Dorsey Group Lacks Business Experience and Judgment" as an example.

3. See our comments above. Even if revised and express as an opinion, you must support some of your assertions with an appropriate factual basis. As an example, explain why

you believe "[t]he Dorsey Group's proxy statement articulates … a basic lack of knowledge of real estate, real estate investment trusts and the existing railroad asset."

Closing Information

We may have further comments upon receipt of your responsive filing; therefore, please allow adequate time after the filing for further staff review. You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Power REIT acknowledging that:

- the Trust are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions